Exhibit 99.5

C0000000230 |M    104598
Number Numero 00000000
Me
THIS CERTIFIES THAT * LES PRESENTES ATTESTENT QUE E
I
E
E
IS THE REGISTERED HOLDER OF * EST LE PORTEUR INSCRIT DE 0
o
A
0
The Stars Group Inc.
INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO) CONSTITUTE EN VERTU DE LA LOI SUR LES SOCIETES PAR ACTIONS (ONTARIO)
Shares Actions
*    * * * 0 * * * * * * * * *
0
*    * * * * * 0 * * * * * * *
*    * * * * * * 0 * * * * * *
*    * * * * * * * 0 * * * * *
The Stars Group Inc.
Number Numero    Shares Actions
*    * * * 0 * * * * * * * * *
00000000    INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT (ONTARIO) * * * * * 0 * * * * * * * *
CONSTITUEE EN VERTU DE LA LOI SUR LES SOCIETES PAR ACTIONS (ONTARIO)    * * * * * * 0 * * * * * * *
*    * * * * * * 0 * * * * * *
THIS CERTIFIES THAT **SPCIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN85570W10000000000 Amaya* Inc.zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero****     * * * * * * * * 0 * * * * *
ES PRFSEMTES ATTESTENT QUE SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SP
LES PRESENTES ATTESTENT QUE ECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPEC
IMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570
0W10000000000 Amaya *Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN85570W    LCUSIP 855 7 0W10 0
10000000000 Amaya* Inc. zero****SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN 85570W10000000000 Amaya* Inc. zero**** SPECIMEN85570W10
IS THE REGISTERED HOLDER OF **0 8 5 7 0W10 0 0 0 0 0 0 0 0 0Amaya*Inc.zero****0 855 7 0W10 0 0 0 0 0 0 0 0
CUSIP 85570W308 ISIN CA85570W3084
SEE REVERSE FOR CERTAIN DEFINITIONS VOIR AU VERSO POUR CERTAINES DEFINITIONS
nc. zero**** 085570W30800000000 Amaya* Inc. zero**** 085570W30800000000 Amaya* Inc. zero**** 085570W30800000000 Amaya* Inc. zero**** 085570W30800
FULLY PAID AND NON-ASSESSABLE CONVERTIBLE PREFERRED    ACTIONS PRIVILEGIEES CONVERTIBLES SANS VALEUR NOMINALE
SHARES WITHOUT PAR VALUE IN THE CAPITAL OF    ENTIEREMENT LIBEREES DU CAPITAL-ACTIONS DE
The Stars Group Inc.    The Stars Group Inc.
transferable on the books of the Company only upon surrender of this certificate properly    transferables dans les registres de la Societe seulement sur remise de ce certificat endosse en
endorsed.    bonne et due forme.
This certificate is not valid unless countersigned by the Transfer Agent and Registrar of the    Ce certificat n’est valide que s’il a ete contresigne par l’agent de transfert et agent comptable des
Company.    registres de la Societe.
IN WITNESS WHEREOF the Company has caused this certificate to be signed on its behalf by    EN FOI DE QUOI la Societe a fait signer le present certificat en son nom au moyen des fac-
the facsimile signatures of its duly authorized officers.    similes de signature de ses dirigeants dument autorises.
i c il
Chief Executive Officer    CONTRESIGNE ET IMMATRICULE
Chef de la direction     COMPUTERSHARE INVESTOR SERVICES INC.
SERVICES AUX INVESTISSEURS COMPUTERSHARE INC.
(MONTREAL TRANSFER AGENT AND REGISTRAR
AGENT DETIMNSFtlfT ET AGENT COMPTABLE DES REGISTRES
By/Par
Cheif financial officer Chef des finances    Authorized Officer—Representant Autorise
The shares represented by this certificate are transferable at the office of Computershare Investor Services Inc. in Montreal, QC.
Les actions representees par ce certificat peuvent etre transferees aux bureau de Services aux Investisseurs Computershare inc. a Montreal, QC.

The shares represented by this certificate have rights, privileges, restrictions and conditions attached    Les actions representees par ce certificat sont assorties de droits, privileges, restrictions et
thereto and the Company will furnish to a shareholder, on demand and without charge, a full copy of    conditions et la Societe fournira a tout actionnaire, sur demande et sans frais, une copie du texte
the text of: (a) the rights, privileges, restrictions and conditions attached to each class authorized to be    integral a) des droits, privileges, restrictions et conditions rattaches a chaque categorie d’actions
issued and to each series in so far as the same have been fixed by the directors; and (b) the authority    dont remission est autorisee est a chaque serie, dans la mesure fixee par les administrateurs; et b)
of the directors to fix the rights, privileges, restrictions and conditions of subsequent series.    de l’autorisation donnee aux administrateurs de fixer les droits, privileges, restrictions et conditions des series ulterieures.
The following abbreviations shall be construed as though the words set forth below opposite each abbreviation were    Les abreviations suiv antes doivent etre interpretees com me si les expressions correspond antes etaient ec rites en
written out in full where such abbreviation appears:    toutes lettres :
TEN COM    - as tenants in common TEN COM- a titre de proprietaires en commun
TEN ENT    - as tenants by the entireties TEN ENT- a titre de tenants unitaires
JT TEN    - as joint tenants with rights of survivorship and not as tenants in common JT TEN- a titre de coproprietaires avec gain de survie et non a titre de proprietaires
(Name) CUST (Name) UNIF—(Name) as Custodian for (Name) under the     , ,
GIF MIN ACT (State)    (State) Uniform Gifts to Minors Act (Nom)CUST (No.m) UNIF ‘ (Nom)a tltre de depositaire pour (Nom) en vertu de la Uniform Gifts to
v ‘    v 1 GIFT MIN ACT (Etat)Minors Act de (Etat)
Additional abbreviations may also be used though not in the above list.    ^ ? * ? i- *. .. ? L , ? ? , L .... .
Des abreviations autres que celles qui sont donnees ci-dessus peuvent aussi etre utilisees.
For value received the undersigned hereby sells, assigns and transfers unto    Pour valeur regue, le soussigne vend, cede et transfere par les presentes a
Insert name and address of transferee    Inserer le nom et I’adresse du cessionnaire
shares represented by this certificate and does hereby irrevocably constitute and appoint    actions representees par le present certificat et nom me irrevocablement the attorney of the undersigned to transfer the said shares on the books of the Company le fonde de pouvoir du soussigne charge d’inscrire le transfert desdites actions aux with full power of substitution in the premises.registres de la Societe, avec plein pouvoir de substitution a cet egard.
LE:
DATED:
Signature of Shareholder / Signature de I’actionnaire    Signature of Guarantor / Signature du garant
Signature Guarantee: The signature on this assignment must correspond with the name as written upon    Garantie de signature : La signature apposee aux fins de cette cession doit correspondre exactement
the face of the certificate(s), in every particular, without alteration or enlargement, or any change    au nom qui est inscritau recto du certificat, sans aucun change ment, et doit etre garantie par une ban que
whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an    a charte canadienne de I1 Annexe 1 ou un membre d’un programme de garantie de signature Medallion
acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The Guarantor must affix a    acceptable (STAMP, SEMP, MSP). Le garant doit apposer un timbre portant la mention « Signature
stamp bearing the actual words “Signature Guaranteed”.    garantie » ou « Signature Guaranteed ».
In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee    Aux Etats-Unis, seuls les membres d’un « Medallion Signature Guarantee Program » peuvent garantir une
Program” only.    signature.
Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses populaires    Les garantiesde signature ne peuvent pas etre faites par des caisses d’epargne(« Treasury Branches »), des
unless they are members of the Stamp Medallion Program.    caisses de credit (« Credit Unions ») ou des Caisses populaires, a moins qu’elles ne soient membres du programme de garantie de signature Medallion STAMP.
SECURITY INSTRUCTIONS—INSTRUCTIONS DE SECURITE
THIS IS WATERMARKED PAPER, DO NO! ACCEP1 WIIMOUT NOTING WAIEHMARK HOLD TO LIGHT TO VERIFY WATFRMARK    \
PAPII H Fll IGHANI , Nl PAS ACCEPTER SANS VERIFIER I A PRESENCE (
DU FILIGRANE. POUR CE FAIRE. PLACER A LA LUMIERE.
BI_CO M P_Q U E_V2_03